Exhibit 99.1

Borr Drilling Limited – Results of 2025 Special General Meeting

Borr Drilling Limited (NYSE: “BORR” or the “Company”) announces the results of 2025 Special General Meeting (“SGM”), held on August 6, 2025 at 11:00 am (Bermuda local time) at the Company’s registered office located at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

At the SGM, the following resolutions were approved by shareholders:

1.	To set the maximum number of Directors of the Company to be not more than eight.
2.	To elect Mr. Thiago Mordehachvili as a Director of the Company.
3.
To approve the increase of the Company’s authorized share capital from US$31,500,000.00 divided into 315,000,000 common shares of US$0.10 par value each to US$36,500,000.00 divided into 365,000,000 common shares of US$0.10 par value each by the authorization of an additional 50,000,000 common shares of US$0.10 par value each.

For further information, please contact:
Magnus Vaaler, CFO, +44 1224 289208.

Hamilton, Bermuda
August 6, 2025
Board of Directors